SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 5, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis discontinues development of two investigational compounds reflecting enhanced focus on portfolio prioritization and productivity

•                  Human Genome Sciences and Novartis to stop further development of albinterferon alfa-2b, an investigational compound for the treatment of adults with chronic hepatitis C

•                  Novartis to discontinue development of Mycograb (efungumab), an antifungal agent being assessed for the treatment of invasive candidiasis in adult patients

•                  Related impairment and other charges of approximately USD 590 million to be taken in third quarter of 2010; expected to be partially offset by gain on divestment of Enablex® of approximately USD 390 million to be recognized in fourth quarter 2010

•                  Strategic focus remains on differentiated products and agents most likely to address unmet patient need

Basel, October 5, 2010 — Novartis announced today that it discontinued the development of two investigational compounds in its pharmaceutical pipeline, reflecting enhanced focus on differentiated medicines most likely to address unmet medical needs.

Novartis and Human Genome Sciences decided to stop further global development of the investigational compound albinterferon alfa-2b(1) for the treatment of adults with chronic hepatitis C. The decision was based on feedback from EU and US regulatory authorities as well as on new data from a phase II study conducted with the monthly dosing of albinterferon. An intangible asset impairment charge of approximately USD 230 million will be taken in the third quarter of 2010 in the Novartis Pharmaceuticals division.

Novartis further decided to stop clinical development of Mycograb (efungumab), an antifungal agent being assessed as an add-on therapy to treat invasive candidiasis in adult patients. Following this decision, an intangible asset impairment and other related charges of approximately USD 360 million will be taken in the third quarter of 2010 in the Novartis Pharmaceuticals Division.

The impairment charges are expected to be partially offset through the proceeds received from the sale of the US rights for Enablex® (darifenacin) to Warner Chilcott for USD 400 million, as announced on September 24, 2010. A gain of approximately USD 390 million will be recorded in the fourth quarter of 2010.

(1)  Albinterferon 2b is also known with the brand names Joulferon® in Europe and Zalbin™ in US

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “expected,” “to be recognized,” “will,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings or financial results of the Novartis Group or any of its divisions. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; uncertainties regarding the ongoing government debt crisis and the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 102,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Central media line: +41 61 324 2200
Eric Althoff	Irina Ferluga
Novartis Global Media Relations	Novartis Pharma Communications
+41 61 324 7999 (direct)	+41 61 324 2422 (direct)
+41 79 593 4202 (mobile)	+41 79 824 1121 (mobile)
eric.althoff@novartis.com	irina.ferluga@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis

For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations —

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 5, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting